FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number 1-15236

Advantest Corporation
(Translation of Registrant’s Name Into English)

Shin Marunouchi Center Building
1-6-2, Marunouchi
Chiyoda-ku
Tokyo 100-0005
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Materials Contained in this Report:

1.           English translation of the Japanese-language Extraordinary Report submitted by the registrant to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 27, 2013.

2.           English translation of the Japanese-language notice regarding resolutions adopted at the 71th ordinary general meeting of shareholders on June 26, 2013.

3.           English translation of a press release dated June 26, 2013, relating to the issuance of stock options of Advantest Corporation.

4.           Executive summary of the Japanese-language Securities Report submitted by the registrant to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 27, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By:	/s/ Hiroshi Nakamura
	Name:	Hiroshi Nakamura
	Title:	Director, Managing Executive Officer

Date:  June 27, 2013